Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

This Management’s Discussion and Analysis is prepared as of January 13, 2015

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of January 13, 2015 and focuses on the Company’s financial condition and results of operations for the period ended November 30, 2014. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended November 30, 2014 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable U.S. and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	capital-raising activities and the adequacy of capital;

•	revenue, cash flow and cost estimates and assumptions;

•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

•	project economics;

•	future metal prices and exchange rates;

•	mineral reserve and mineral resource estimates;

•	production timing; and

•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

•

inability of the Company to find an additional and suitable joint venture partner for the Project 1 (“Project 1”) and Project 3 (“Project 3”) platinum mines of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•	failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;

•	additional financing requirements;

•	the Company’s history of losses and ability to continue as a going concern;

•	the Company’s negative cash flow;

•	the inability of the Company to make payments on its indebtedness, if any, and restrictions on the Company’s operations owing to its indebtedness;

•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•

discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•	fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;

•	volatility in metals prices;

•	difficulty enforcing certain judgments involving United States federal securities laws;

•	delays in the start-up of the Project 1 platinum mine;

•	the ability of the Company to retain its key management employees; conflicts of interest;

•	any disputes or disagreements with the Company’s joint venture partners;

•	the costs of increasing Black Economic Empowerment ("BEE") in the Company's mining and prospecting operations;

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•	the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•

exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

•	property and mineral title risks including defective title to mineral claims or property;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•	extreme competition in the mineral exploration industry;

•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation;

•	no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

•	the other risks disclosed under the heading “Risk Factors” in the Company’s Annual Information Form dated November 24, 2014 (the “AIF”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1.	DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada, company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the Waterberg platinum deposit, where the Company is the operator of the 255 km2 Waterberg joint venture project (the “Waterberg JV Project”) with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The Company has also expanded its exploration on to the prospecting rights covering 864 km2 immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Projects”).

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 12 individuals and the Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 209 individuals.

Project 1 is operated by the Company on an “owner managed-contractor” basis. As at November 30, 2014, the Company has 56 staff, 83 technical services and security staff and 15 human resources and labour consultants assigned to Project 1 while underground mining contractor JIC Mining Services (“JIC”) has approximately 817 people, including mining sub-contractors assigned to working on both the north and south mine areas at Project 1. JIC was engaged in July 2011. Having been appointed in December 2010, DRA Mining (Pty) Ltd., the engineering, procurement, construction and management (“EPCM”) contractor, completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”) was formally engaged as the EPCM contractor for commencement of Phase 2 surface infrastructure, including mill and flotation circuit construction. At November 30, 2014 DRA was managing approximately 734 people working onsite at Project 1 assigned to civil works, construction of surface and underground infrastructure, steelwork erection and mechanical installations of the concentrator plant. At November 30, 2014, there were approximately 1,705 people onsite with approximately half working on the underground development team active on the Project 1 platinum mine. Approximately 22% of the labour force is sourced from the local community.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

2.	PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 4 and 5 of the Company’s Financial Statements.

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at November 30, 2014 was held 82.9% by PTM RSA and 17.1% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Project 1 and Project 3 – Africa Wide Dilution” for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Projects, consisting of the Waterberg JV Project and the Company’s exploration on prospecting rights on the Waterberg Extension Project. The Company conducts all of its exploration activities at the Waterberg Projects through PTM RSA. As a result of the resource scale and thickness of the Waterberg deposit, exploration activities at the Waterberg Projects have increased in importance in the Company’s business. A pre-feasibility study is in progress on the Waterberg JV Project (approximately 49.9% effective interest of the Company) and exploration drilling continues to define the scale of the deposit on the Waterberg Extension Project (approximately 87% effective interest of the Company).

Project 1 and Project 3, South Africa

During the three months ended November 30, 2014, the Company incurred $45.5 million (November 30, 2013 - $36.1 million) in development, construction, equipment and other costs for Project 1 and did not incur any significant costs on Project 3, located adjacent and to the north of Project 1. In the prior year ended August 31, 2014 total Project 1 development, construction, equipment and other expenditures amounted to $161 million and there were no significant costs incurred on Project 3. At November 30, 2014, the Company carried total deferred acquisition, development, construction, equipment and other costs related to Project 1 of $431 million and another $3.2 million related to Project 3. Of the total deferred costs for Project 1 at November 30, 2014 an amount of $362 million (approximately US$343 million) related to Phase 1 and Phase 2 development, construction, equipment and other costs. Africa Wide’s non-controlling interest in Maseve as at November 30, 2014 was recorded at $71 million. Project 1 is estimated to be approximately 70% complete as of November 30, 2014.

A Phase 1 development program at Project 1, consisting of the twin set of north declines and related surface infrastructure, was completed in March 2013 at a total cost of Rand 777.20 million; however, a further amount of Rand 81.3 million related to deferred expenditures for electrical services was subsequently incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 was completed approximately 12 weeks behind original schedule as a result of delays obtaining permits and suboptimal civil contractor performance early in the programme. These delays caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified. During the period from February 2013 to December 2014, advance was halted or delayed approximately two months in the aggregate due to notices under section 54 of the Mine Health and Safety Act (1996) (“MHSA”) issued to Maseve.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

The north decline box cut excavation brings the working area down an access ramp from surface for 128 meters linear and 20 meters vertical to where the north declines enter the underground. From the portal entrance or “collar” the north declines are now approximately 1,420 meters linear (at November 30, 2014) and approximately 225 meters vertical (at November 30, 2014) into the underground. Approximately 1,412 meters (at November 30, 2014) of lateral development and reef drives have been completed. This brings development to the first infrastructure level in order to provide for storage bins for conveyor transfers from various mining blocks at depth as well as workshops, reef drive take offs, ventilation headings and other ancillary excavation totaling 1,646 meters (at November 30, 2014). Break away declines are underway to mining block 11 totaling 1,013 meters linear (371 meters vertical) (at November 30, 2014) and block 12 totaling 844 meters linear (323 meters vertical) (at November 30, 2014). Multiple cross cuts between declines of 10 meters in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. Two ventilation raise bore shafts have been completed and commissioned. In total over 7,638 meters of access development has now been completed in the North mine. Initial raises are in development and ore stockpiling has commenced. Geotechnical work and preparations for an additional ventilation shaft are complete and ready for a raise bore machine to establish site while preparation work for another ventilation shaft is in progress.

On March 28, 2013, the Merensky Reef (“MR”) was intercepted in the north declines as anticipated in the mine geological model. Underground drives along the strike of the deposit have now advanced on the MR approximate position northward for approximately 541 meters along the reef plane (at November 30, 2014), exposing approximately 259 meters of MR and 210 meters in the hanging wall (at November 30, 2014). Raise development of 476 meters (at November 30, 2014) has commenced into the mining blocks and continues. Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Stock piling of MR development material on surface has begun with approximately 106,084 tonnes on surface (at November 30, 2014). As development opens areas of MR, evaluation of the initial mining blocks is being completed by Company geologists and engineers. Work to date indicates that the areas opened so far are consistent with the Company’s geological model for these areas. In addition to the drives along the reef position laterally, the north declines have now turned and are continuing from the first infrastructural level targeting deeper mine blocks.

The rate of underground development in the north and south declines continues to be an important factor with respect to future mine start-up dates and production rates. Delays in underground development, stoping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements.

The south box cut is complete, and underground mining has advanced the material decline for approximately 949 meters and the conveyor decline for approximately 741 meters (at November 30, 2014). Multiple cross cuts between declines of 10 meters in length and multiple re-muck bays have also been installed as well as sumps and water management facilities. In total over 2,206 meters of access development has now been completed in the South mine. The south decline Phase 2 development is behind the original planned schedule. The early development of the south declines progressed slower than anticipated due to poor ground conditions in the first 50 meters vertical from surface. Work to deal with these conditions included consolidation support, grouting, void filling and the installation of steel sets. The south declines are now advanced into more competent rock. Development rates are improving and are currently at or near the rates called for in the current schedule.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

On June 14, 2013, the Company announced that as a result of the slower development rates in the south decline and delays as a result of safety work stoppages pursuant to section 54 of the MHSA, the targeted start date for first concentrate production was adjusted by six months to mid-2015. As a result of Africa Wide’s decision on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of the Project 1 finance package, including project lending, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction. The delay in implementing construction contracts combined with potential delays in ramping-up mining ore resulted in a decision to further delay the completion of mill construction and the first concentrate sales to the fourth quarter of calendar 2015. The ramp-up profile for production from commencement forward over the following two years is similar to previous projections when the start date delay is considered. Delays in the ramp-up profile could occur if underground development rates fall behind plan or if mining produces less tonnes or grade than predicted by the geological model, potentially resulting in delayed or reduced revenue from concentrate sales, which would negatively impact peak funding requirements.

The Company and DRA have been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities since late 2012. Tenders for the primary mill components, mining development and equipment and other project expenditures have been adjudicated and all material orders have now been placed and construction is well advanced. The overall planned commitment for the milling, concentrator and tailings facilities as at November 30, 2014 was Rand 2.38 billion ($246 million at November 30, 2014) to the fourth quarter of calendar 2015, of which Rand 1.80 billion ($186 million at November 30, 2014) has already been committed.

Phase 2 construction at Project 1 commenced in early January 2013. Phase 2 includes the completion of an additional twin decline access into the southern portion of the deposit, a milling, concentrating and tailings facility and extensive underground development. As of the date of this MD&A, earth works and laydown areas for mill and concentrator facilities are now complete. Foundations for major crusher, mill and concentrator components are complete and steel erection and equipment installation is underway. Expected deliveries for all major components remain on schedule. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed. Cleaner flotation cells have been delivered to site by Metso Mining and Construction (South Africa) Pty Ltd. Rougher cells and flotation units are being assembled and installed. Change houses, shops and stores facilities are substantially complete. The filter press building and infrastructure is nearing completion with the filter press having been tested in Finland and released for delivery to site, which is now expected to occur in January 2015. The primary run of mine ball mill was delivered to site by Outotec RSA (Pty) Ltd. in June 2014 and as of November 14, 2014 the primary mill shell and related ends, trunions and gears were substantially installed on their supports. Conveyors, crushers and an ore silo are well advanced.

Ground preparations for the Project 1 tailings storage facility (“TSF”) commenced in late 2013 on surface rights owned by Maseve. Further work was postponed in mid-2014 due to concerns raised by Royal Bafokeng Platinum Ltd. (“RBPlat”), who own the prospecting rights below the planned TSF site. RBPlat’s primary concern is with regard to the allocation of legal responsibility under the MHSA and associated regulations where Project 1’s surface mining activities overlay the underground areas where RBPlat holds prospecting rights. The Company and RBPlat have now executed an agreement with regard to a path forward and RBPlat has withdrawn their complaints to the regulators. RBPlat and the Company are currently in discussions with the Department of Mineral Resources (“DMR”) and other regulators to clarify this issue to the benefit of both parties. To date, the current construction postponement on the TSF has not negatively affected the projected date of first production.

Project 1 - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development has been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project is planning for 2,700 jobs with a target of 30% from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (Pty) Ltd.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

Additionally, the Project 1 platinum mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine.

Project 1 - Financial Overview

The Company completed a definitive feasibility study in July 2008 and on November 25, 2009, the Company published an updated feasibility study on Project 1 entitled ‘‘Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)’’ dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”) for Project 1, which was at that time a portion of the WBJV. Included in each study was a declaration of 4E reserve ounces.

The base case for the mineral reserve estimate in the 2009 UFS was modeled using three year trailing metal prices at September 2009, including US$1,343 per ounce platinum and US$322 per ounce palladium, and an exchange rate of R8 to the U.S. Dollar. During and after the period there has been significant volatility in the market prices for base metals and for gold and other precious metals such as platinum and palladium. The December 31, 2014 spot prices of 4E in aggregate denominated in U.S. Dollars were lower than the base case, long term metal prices as set out in the 2009 UFS, but are within the range (in aggregate, including exchange rates for the MR pricing) of the sensitivity analysis contained in the 2009 UFS. Weakening metal prices are offset by a weaker Rand and affect peak funding estimates for Project 1. The escalation of costs, metal price volatility, production ramp-up timing and Rand volatility are all material risk factors for the commercial viability of Project 1.

In April 2012, the Company completed a revised cost budget estimate based on post-2009 UFS work for inclusion in a financial model for a syndicate of lead arrangers. The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under early project construction and development. The revised peak funding estimate, which is calculated in Rand, was published in April 2012. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009.

In June 2014, the Association of Mineworkers and Construction Union (“AMCU”) accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. The wage increases agreed to by the major producers will increase labour costs for Project 1 as mining contractors renew certain labour agreements into 2015. The Company is assessing the impact this may have on the Company. Although the Company is encouraged by the current Rand/U.S. Dollar rate, which is better than the base case assumption of 8:1, increasing wages may have a material negative influence on the Company.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited (“Amplats”), regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

At November 30, 2014, approximately Rand 3.3 billion (US$343 million at average exchange rates during the development period) has been invested in Phase 1 and Phase 2 development assets and construction in progress (including mining equipment and excluding land or non-mining related buildings). Project 1 is estimated to be approximately 70% complete as of November 30, 2014.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

As construction continues at Project 1, the Company continues to see escalation in Rand terms for some costs such as labour, diesel fuel, power and certain supplies. These escalations continue to be consistent with those seen in the South African mining industry in general over recent years. Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation. The Company’s original cost estimates were modelled at 8 Rand to the U.S. Dollar. With the Rand currently weakening relative to the U.S. Dollar, these cost escalations are substantially offset in dollar terms. Diesel and other petroleum products, however, are marked to U.S. Dollar prices and a weakening Rand has the effect of raising Rand-based fuel costs, while recent decreases in the global price of oil has partially offset such increases.

The Company also notes that weakening metal price assumptions or a stronger Rand each have a negative effect on peak funding estimates for Project 1. Delays in underground development or delays in delivery of ore tonnage to surface stockpiles will also have a negative effect on peak funding requirements. The escalation of costs, metal price volatility, production ramp-up timing and Rand volatility are all material risk factors for Project 1.

Apart from past delays and updated financial estimates as discussed above, the general mine plan for Project 1 is substantially unchanged from the 2009 UFS, with a steady state production rate of 275,000 4E from decline-accessed Merensky and UG2 ore.

For a description of recent financings undertaken by the Company see discussion at item F) “Liquidity and Capital Resources” below.

Project 1 and Project 3 - Africa Wide Dilution

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate US$21.8 million share of a unanimously approved project budget and cash call for Project 1. On March 3, 2014, Africa Wide informed the Company that it would not be funding its US$21.52 million share of a second unanimously approved cash call. As a result of Africa Wide’s failure to fund, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide’s interest in Maseve, and therefore Project 1 and Project 3, in accordance with the terms of the shareholders agreement governing Maseve between PTM RSA, Africa Wide and Maseve (the “Maseve Shareholders Agreement”). On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was reduced to 21.2766% based on the first missed cash call. As a result of missing the second cash call, Africa Wide’s ownership was further diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9%. The Company anticipates that it will be required to fund 100% of Maseve’s ongoing funding requirements.

Legislation and regulation in South Africa require a 26% equity interest by a BEE entity in order to maintain a Mining Right in good standing. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the first cash call and the resulting dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is currently working on alternatives to sell the diluted percentage interest in Maseve (currently 8.9%) previously held by Africa Wide to an alternative, qualified BEE company, or to otherwise bring qualified BEE investment into Maseve if and when instructed by the DMR. The Company may also undertake a transaction unilaterally. The Company is presently considering Mnombo as the BEE entity for such a transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo. Mnombo acts as the Company’s BEE partner in respect of the Waterberg Projects. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide now holds only approximately 17.1% of the equity in Maseve.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014
Project 1 - Labour Relations

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups. Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In June 2014, the AMCU accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry. To date, the Company has seen no adverse labour action on its site at Project 1.

The Company has worked closely for several years with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. in order to create a database of local persons interested in work at Project 1, including their skill and experience details. The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors. As at November 30, 2014 approximately 22% of the onsite workforce of approximately 1,705 people was comprised of local persons from surrounding communities.

The primary union at the Project 1 platinum mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC agreed to terms with NUM for a labour contract at Project 1 for a two-year period ending September 2015. In the future, should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands and the resulting increase in the cost of labour.

Projects 1 and 3 - Mineral Resources and Reserves

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in a NI 43-101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43-101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was later filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 grams/tonne (“g/t”)), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the mineral resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64 g/t) categorized as proven mineral reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable mineral reserves. Mineral reserves and mineral resources reported above are from combined Merensky and UG2 reef tonnes. Additional information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Underground development and surface drilling completed since the resource assessment referenced above may result in changes in the forgoing resources and reserves.

Mineral reserves are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources.

Cautionary Note to U.S. Investors with respect to the information above: Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

Projects 1 and 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (a 37% interest held through PTM RSA), Amplats (a 37% interest held through its subsidiary, RPM) and Africa Wide (a 26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Amplats contributed an additional 5 km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and became a part of Project 2 once contributed into the WBJV. Africa Wide was subsequently acquired by Wesizwe in September 2007. PTM RSA was the operator of the joint venture.

Under the terms of the WBJV Agreement, upon a decision to mine, each party would be credited a dollar amount based on their contribution of measured, indicated and inferred PGMs ounces from the contributed properties comprising the WBJV, with an equalization payment being due to the party having contributed the most ounces, in this case being Amplats.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. On April 22, 2010, the Company also paid the equalization amount due to Amplats of Rand 186.28 million (approximately $24.83 million at the time), as required under the terms of the WBJV Agreement.

At the time of the dissolution, Wesizwe acquired all of Amplats’ rights and interests to the mineral rights underlying the WBJV, retained Amplats’ mineral rights to Project 2 and transferred all of Amplats’ mineral rights underlying Projects 1 and 3 into the project operating company, Maseve. The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprised approximately 47 km2 of the original 72 km2.

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve.

In connection with the Consolidation Transaction, RPM obtained a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3, which RPM later exercised with regard to Projects 1 and 3 on September 5, 2012 (see discussion above).

Under the terms of the Consolidation Transaction, the Company acquired a right to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million. On January 14, 2011, the Company exercised the subscription right in the amount of Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed Maseve funds were fully depleted.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

Waterberg JV Project, South Africa

The Company is the operator of the Waterberg JV Project with joint venture partners JOGMEC and Mnombo. The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). In October 2009, PTM RSA, Mnombo and JOGMEC entered into an agreement (as amended, the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years. At the same time, Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million). In April 2012, JOGMEC completed its US$3.2 million earn-in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs for US$1.12 million until the earn-in phase of the joint venture ended in May 2012. PTM RSA holds the prospecting rights filed with the DMR for the Waterberg JV Project, and Mnombo is identified as the Company’s BEE partner. Pursuant to the JOGMEC Agreement, interests in the Waterberg JV Project are held 37% by the Company, 37% by JOGMEC and 26% by Mnombo. As a result of the Company’s 49.9% ownership interest in Mnombo, the Company has an effective interest in the Waterberg JV Project of approximately 50%.

Waterberg JV Project - Activities in the period ended November 30, 2014

On February 14, 2014, the Company announced the completion of a preliminary economic assessment on the Waterberg JV Project. On March 13, 2014, the Company filed the associated NI 43-101 technical report entitled ‘‘The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa (2322’01’’ south latitude and 2849’42’’ east longitude)’’ dated effective February 14, 2014 (the ‘‘PEA’’). The financial valuation in the PEA indicated the viability of the Waterberg JV Project and recommended the completion of a pre-feasibility study for the project. In July 2014, the Company awarded the independent Qualified Person role for the pre-feasibility study to DRA Mineral Projects (Pty) Ltd. The pre-feasibility study is anticipated to be completed in Q2 of calendar 2015.

On June 12, 2014, the Company announced an increase in the inferred mineral resource estimate at the Waterberg JV project and an initial estimated inferred mineral resource at the Waterberg extension project. As a result of the increase in estimated inferred mineral resources, the Company no longer considers the PEA to be current or valid. In July 2014, the Company published the related technical report titled “Revised and Updated Mineral Resource Estimate for the Waterberg Joint Venture and the Waterberg Extension Projects, South Africa”, dated effective June 12, 2014 in support of the new resource estimate. In November 2014, following the announcement of additional drilling results, the Company published a further updated technical report with the same title, dated effective October 21, 2014. And finally, on December 16, 2014 the Company filed an “Amended and Restated Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa” with an Exploration Drilling Update Effective October 21, 2014 and a Mineral Resource Estimate Effective June 12, 2014 (the “Updated Waterberg Report”).

During calendar 2014, the Company had up to 24 drill rigs in operation on the Waterberg JV Project. At December 31, 2014 the planned drilling campaign is complete. Exploration continues with one drill rig planned on the Waterberg Extension property currently. Further 2015 drilling is being planned. Primary work on Waterberg currently consists of resource modelling and engineering for a prefeasibility study. Including drilling contractors under the Company’s supervision, approximately 220 people were involved in the activities at the Waterberg JV Project and the Waterberg Extension Project in 2014. Since commencing drilling in November 2011, approximately 182 diamond drill boreholes with 308 deflections have now been completed on the Waterberg JV Project.

To date, the Company has funded the Company and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC. A budget to April 30, 2015 of US$9.57 million was approved effective May 2014 to provide for sufficient engineering work and drilling work to allow completion of the pre-feasibility study of the Waterberg JV Project. At November 30, 2014 approximately US$500,000 of this budget remains to be expended.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

In June 2014 JOGMEC advised the Company that it had decided to postpone the possible sale of its interests in the Waterberg JV to a qualified Japanese purchaser into 2015 or later. JOGMEC cited the recent increased scale of resources at the Waterberg JV Project, a change in JOGMEC’s mandate allowing it to participate further into the development stage on mineral projects and JOGMEC’s new desire to discuss opportunities with the Company and Mnombo that may give JOGMEC exposure to the Waterberg Extension Project.

Waterberg JV Project - Mineral Resources

The mineral resources reported are located within the Waterberg JV Project and in the southern portion of the Waterberg Extension Project (see table below). There has been insufficient drilling elsewhere on Waterberg Extension Project from which to calculate a mineral resource estimate.

Mineral resources have been declared for the T- and F - Zone mineralization on the property Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project and Early Dawn 361LR of the Waterberg Extension Project.

The data that formed the basis of the estimate are the boreholes drilled by PTM RSA which consist of geological logs, the borehole collars, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various boreholes.

The data was used to define the characteristics of the various layers based on their geochemical signatures. However, it was necessary to check the procedure against the core. As a result, a validation was undertaken on the core with the intention of finding diagnostic features to identify the layers directly from the core. This was successfully achieved for the T - Zone. However, due to pervasive alteration, this proved difficult for the F - Zone. For estimation of the mineral resources reported in September 2013, modelling of the mineralization within the F - Zone was based on its stratigraphic position at the base of the magmatic sequence and on geochemical data.

Seven subunits within the broader F - Zone (FP and FH1 – FH6) have been identified based on their geochemical characteristics.

Data from the drilling completed by PTM RSA in the estimate consists of intersections from 138 completed boreholes. Each borehole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

Geological models (wireframes) of the seven F - Zone units were modelled by CAE Mining (South Africa) on behalf of PTM RSA, using the Strat 3D module of CAE Mining Studio™.

The coded borehole database supplied by PTM RSA was composited for Pt, Pd, Au, Cu, Ni and density. For each unit, a three-dimensional block model was modelled and an inverse distance weighted (power 2) estimate was undertaken.

The Updated Waterberg Report considers that the mineral resource of the various layers should be classified as an inferred mineral resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification.

Two areas were defined defining areas where geological loss of 25% and 12.5% were applied. These were based primarily on the spacing of surface boreholes and on the knowledge of this type of deposit. The geological losses are made up of areas where the zones may be absent due to faults, dykes and mafic/ultramafic pegmatites.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

Table 1.6_1
Waterberg Project-
			Mineral Resource Estimate (SAMREC Code(1) ) (12 June 2014)									100% Basis

	Strati-
	graphic	Tonnage		Pd	Rh	Au	PGE+Au		PGE+Au	Cu	Ni	Cu	Ni
	Thickness	Mt	Pt (g/t)	(g/t)	(g/t)	(g/t)	(g/t)	Pt:Pd:Rh:Au	(koz)	(%)	(%)	(Mlbs)	(Mlbs)
	(m)
T1
(Cut-off=2g/t)(2)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F
(Cut-off=2g/t)(2)	2.75-60	232.82	0.90	1.93	0.05	0.14	3.01	30:64:2:4	22,529	0.08	0.19	409	994
Total		286.88	0.94	1.92	0.04	0.25	3.15	30:61:1:8	29,084	0.10	0.18	617	1,107
Content (koz)			8,652	17,741	341	2,350			kt	280	502
			Waterberg Project- (JV)				100% Basis
	Strati-
	graphic	Tonnage		Pd	Rh	Au	PGE+Au		PGE+Au	Cu	Ni	Cu	Ni
	Thickness	Mt	Pt (g/t)	(g/t)	(g/t)	(g/t)	(g/t)	Pt:Pd:Rh:Au	(koz)	(%)	(%)	(Mlbs)	(Mlbs)
	(m)
T1
(Cut-off=2g/t)(2)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F
(Cut-off=2g/t)(2)	2.75-60	164.58	0.88	1.91	0.05	0.13	2.97	30:64:2:4	15,713	0.07	0.18	247	649
Total		218.64	0.94	1.91	0.03	0.29	3.17	30:60:1:9	22,268	0.09	0.16	455	763
Content (koz)			6,605	13,407	239	2,018			kt	207	346
			Waterberg Project- (Ext)				100% Basis
	Strati-
	graphic	Tonnage		Pd	Rh	Au	PGE+Au		PGE+Au	Cu	Ni	Cu	Ni
	Thickness	Mt	Pt (g/t)	(g/t)	(g/t)	(g/t)	(g/t)	Pt:Pd:Rh:Au	(koz)	(%)	(%)	(Mlbs)	(Mlbs)
	(m)
F
(Cut-off=2g/t)(2)	2.75-60	68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Total		68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Content (koz)			2,043	4,325	102	331			kt	73	156

(1)	South African Code for the Reporting of Mineral Resources and Mineral Reserves (the “SAMREC Code”)
(2)

The T-Zone cut-off is reported as 2PGE+Au and the F – Zone cut-off is reported as 3PGE+Au grade Individual numbers may not add up due to rounding. A marginal cut-off of 0.01 g/t was used for the entire T zone, including the T2 zone.

The material mineral pricing, costs and calculations used to determine the cut-off grade for each zone in the Waterberg Projects’ inferred mineral resource were as follows; US$1,586 per ounce platinum; US$701 per ounce palladium; and US$1,549 per ounce gold; exchange rate of 10 Rand = US$1.00

Mineral resources which are not mineral reserves have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve. In considering the resource parameters, the findings of the PEA were considered, including that the Waterberg JV Project could support a mine averaging steady state production of 655,000 ounces per year of platinum, palladium and gold.

The independent Qualified Persons responsible for the mineral resource estimate with an effective date of June 12, 2014 in the Updated Waterberg Report and summarized in Table 1.6 _1 are Kenneth Lomberg and Alan Goldschmidt.

Kenneth Lomberg, a geologist with some 29 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practicing geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is “independent” of the Company, as that term is defined in Section 1.5 of NI 43-101.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

Alan Goldschmidt is a geologist with some 29 years’ experience in minerals industry. He has been primarily involved with geological block models and geostatistical resource estimation. He is a practicing geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is “independent” of the Company, as that term is defined in Section 1.5 of NI 43-101.

Waterberg JV Project - History of Acquisition

PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right until September 1, 2012 for the requested area. Application for the renewal of this prospecting right for a further three years has been made. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into the JOGMEC Agreement, whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study. When combined with the Company's 37% direct interest pursuant to the JOGMEC Agreement, the 12.974% indirect interest acquired through Mnombo brings the Company's effective interest in the Waterberg JV Project to 49.974%.

To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 ("Mining Charter") and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

In April 2012, JOGMEC completed its US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May 2012.

During 2012, the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one prospecting right for 39km2), north (one prospecting right for 63km2) and east (one prospecting right for 16km2) of the existing Waterberg JV Project. The farm to the east was added to the existing prospecting right by way of a section 102 legal amendment in January 2013. The farms to the west and north were granted October of 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter. The three new prospecting rights cover a total area of 118km2, bringing the total combined area in the joint venture with JOGMEC and Mnombo to 255km2.

Under the terms of the JOGMEC Agreement, any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

The Company has not yet secured adequate surface rights for the Waterberg Projects and should a decision to mine on either project area be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

Waterberg Extension Project

The Waterberg Extension Project comprises contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR. The Company currently owns no surface rights in the area of the Waterberg Extension Project.

PTM RSA holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an approximately 86.974% effective interest by way of the Company’s approximately 49.9% shareholding in Mnombo. The Company and Mnombo are negotiating a formal joint venture agreement to govern the participating rights in and obligations towards the Waterberg Extension Project. The Company is currently carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project.

Waterberg Extension Project - Activities in the period ended November 30, 2014

Exploration work on the Waterberg Extension Project did not begin in a material way until late 2013. To date, the Company has funded all of the work on the Waterberg Extension Project. The Company approved a budget of US$3 million for calendar 2014 to fund work on the Waterberg Extension Project, including Mnombo’s expected 26% share.

On June 12, 2014, the Company announced an increase in the inferred mineral resource estimate at the Waterberg JV Project and an initial estimated inferred mineral resource at the Waterberg Extension Project (See details above).

As part of the results of its drilling program on the Waterberg JV Project and the Waterberg Extension Project, the Company announced on October 21, 2014 that a new T Zone intersection in hole WE048 on the Waterberg Extension Project returned a 2.9 meter intercept of 3.12 g/t 3E (0.88 g/t platinum, 2.10 g/t palladium and 0.14 g/t gold). This intersection confirmed the extension of the T Zone towards the north.

On December 5, 2014 the Company announced that a new high grade intercept on the Waterberg Extension had confirmed the extension of the F Zone, 1.9 kilometers north of the known Waterberg deposit. Hole WE046 D1 returned assays of 6.03 g/t 3E over 4.52 meters (4.15 g/t palladium, 1.46 g/t platinum and 0.42 g/t gold) from 1484.48 to 1489.00 meters. This step-out intercept is significant because it establishes the open potential along strike on the Waterberg Extension property. If a broader zone is considered in this intercept, the average grade is 3.13 g/t 3E over 11.35 meters (0.78 g/t platinum, 2.13 g/t palladium, 0.22 g/t gold). The true thickness of the 3.13 g/t 3E intercept is estimated at 8.94 meters and the true thickness of the 6.03 g/t 3E intercept is estimated at 3.56 meters. At a thickness of greater than 3 meters, the target deposit is modelled utilizing an efficient fully mechanized mining approach. The F Zone can be drilled up-dip and eastward from this position for over 1 kilometer towards the shallow edge of the zone estimated to be approximately 250 to 300 meters from surface in this area. The extent of the F-zone in the area of WE-046 now remains open in all directions.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

As of December 31, 2014 the planned drilling program on the Waterberg Extension Project was completed and no drill rigs are presently working, although additional follow up holes are being planned. Including drilling contractors under the Company’s supervision, approximately 220 people were involved in the activities at the Waterberg JV Project and Waterberg Extension Project during calendar 2014. As of December 31, 2014, a total of 48 diamond drill boreholes with 70 deflections have been completed on the Waterberg Extension Project, with 39 of these holes completed on the farm Early Dawn, which is immediately adjacent and on strike to the north of the deposit located on the Waterberg JV Project area. Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned.

NON-MATERIAL MINERAL PROPERTY INTERESTS

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

War Springs and Tweespalk Properties, South Africa

Since 2005, the Company has been exploring its War Springs and Tweespalk projects, which are located on the Northern Limb of the Bushveld Complex in South Africa. From 2009 to 2012 JOGMEC was a funding partner to a joint venture covering the War Springs project. The War Springs property covers 22km2 and is located 24km south of the Amplats open pit Mogalakwena Mine (formerly, the “PPRust platinum mine”) along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 2PGE+Au at a grade of 1.11 g/t (0.25 g/t Pt, 0.78 g/t Pd 0.07 g/t Au), with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty) Ltd., which is Platmin Ltd.’s BEE partner in South Africa.

As a result of the expected limited investment by the Company in the immediate future on the War Springs and Tweespalk properties, the Company has fully written down these properties but will continue to hold the two properties going forward if practical.

Canadian Properties

Mineral property acquisition and exploration costs deferred during the period ended November 30, 2014 on projects in Canada totalled $0.3 million (November 30, 2013- $0.02 million).

Newfoundland and Labrador

Since August 2013 the company has secured ground totaling 727km2 in southwestern Labrador within a newly emerging Cu-Ni-PGE exploration area. Located 140km SSE of Churchill Falls, Labrador, the Mealy and Atikonak Projects cover a Paleoproterezoic aged layered mafic intrusive suite of rocks that host primary sulphide Cu-Ni-PGE mineralization on an adjacent third party property within the same intrusive suite.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

On August 9, 2013 the Company entered into an option agreement with Benton Resources Corp. to earn in 71% interest on the 262km2 Mealy Lake Property, southwestern Labrador, in exchange for the Company making a cash payment of $51,000 on signing and incurring $2.4 million in exploration expenditures over four years.

On January 17, 2014 the Company entered into option agreement with Ryan Kalt by which the Company can earn a 100% interest in the 208km2 adjoining ground to the Mealy Project by making a cash payment of $40,000 upon signing and incurring $400,000 in exploration expenses over four years.

On January 23, 2014 the Company entered into option agreement with 1191557 Ontario Corp. to earn a 71% interest on the 144km 2 Mealy (2) Property by making a cash payment of $40,000 upon signing and incurring $1.3 million of exploration expenditures over four years. In addition to the optioned ground at the Mealy Project, the Company also staked the 45km2 Atikonak Property in 2013 and an additional 49km2 of ground contiguous to optioned ground as part of the Mealy Project. Total acquisition cost of the staking to date is $22,500. The Atikonak Property was staked based on favorable geology and positive results from the regional compilation of public data for the area.

To date compilation of available public data has been completed and a re-analysis of original government lake bottom sediment sample pulps for platinum and palladium has been completed. Results of the work prompted the staking of the 100% owned ground and the addition of the two option agreements in 2014 to secure favorable ground in this grass roots exploration play.

During the period ended November 30, 2014, $0.3 million in exploration was completed at the Mealy Project. During the period, the Company has completed a 2950 line km airborne Electromagnetic (“EM”) and Magentics survey over the project area. Data processing and analysis are ongoing at the time of writing and no further exploration is currently planned in 2015.

Thunder Bay and Sudbury, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totalling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $400,000 in exploration expenditures over a 3 year period, with an initial cash payment to the Company of $25,000. The Company will retain a 1% net smelter royalty (“NSR”) royalty once LDI has completed the option earn-in.

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration Corp. (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. During the prior year the core 11 (eleven) of the 13 original claims have been converted to lease and annual rent payments of $27,746 (due June 30 annually) have been made. Total acquisition costs to date are $133,838.

During the period ended November 30, 2014, no exploration costs were incurred on the Company’s Northwest Territories exploration program. The Company has an active land use permit to conduct exploration on the property and maintain a camp.

Since acquisition, the Company has completed a total of 3,150 meters of diamond drilling in 14 holes. Work on the property commenced in March 2012 while a step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed by August 2012.

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115 metre vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth. No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing exploration results to date and no exploration on this project is planned for 2015.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Results of Operations

Period Ended November 30, 2014

For the period ended November 30, 2014, the Company had a net loss of $5.6 million (November 30, 2013 – net income of $0.47 million). This difference is due to other assets of $4.2 million being written off and financing and termination fees of $1.8 million being recognized in the current period. Both expenses were related to fees incurred for the discontinued project loan facility and unit offering. General and administrative expenses totaled $1.8 million (November 30, 2013 - $1.4 million), with the increase due to greater project related activity in the Company during the period. A foreign exchange gain of $0.95 million was recorded during the period (November 30, 2014 - $0.89 million), with the gain being due to the stronger U.S. Dollar at year end when the Company’s cash balances held in U.S. Dollars were translated into Canadian Dollars. Comprehensive loss for the period was $2.7 million (November 30, 2013 –$3.4 million gain) with the results in both the current and comparative periods effected by the Company’s South African subsidiaries being converted at stronger Rand exchange rates to their Canadian Dollar value relative to the start of each period.

Finance income earned in the period ended November 30, 2014 totaled $1.2 million as compared to $1.0 million in the comparative period in the prior year.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters.

(In thousands of dollars, except for share data)

Quarter ended	Nov. 30	Aug 31,	May 31,	Feb. 28,
($000’s, except per share data)	2014	2014	2014	2014
Interest income(1)	$552	$486 $	694 $	1,730
Net income (loss)(2)	(5,622)	(2,864)	(4,320)	(3,739)
Basic earnings(loss) per share(3)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets(4)	545,069	550,239	543,778	543,632

Quarter ended	Nov. 30,	Aug 31,	May 31,	Feb 28,
($000s, except per share data)	2013	2013	2013	2013
Interest income(1)	$976	$1,056	$1,376	$1,984
Net income (loss)(2)	464	(1,355)	(10,015)	279
Basic earnings (loss) per share(3)	0.00	(0.01)	(0.03)	0.00
Total assets(4)	386,446	389,980	375,025	408,239

Explanatory Notes:

(1)

The Company earns interest income from interest bearing accounts and deposits. The balance of funds held in Rand can also affect the amount of interest earned, as Rand balances earn significantly higher rates of interest than can be earned at present in Canadian Dollars. Interest income has varied relative to cash on hand.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

(2)

Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash items. In the current and previous quarter there were mineral property write-downs. In the quarter ended February 28, 2014 there was share-based compensation as opposed to the current period and comparative period in the prior year. Net (loss) income can also be significantly impacted by the movement of the Rand against the Canadian Dollar as the Company has in the past held a significant portion of its cash in Rand, which must be translated to Canadian Dollars at the end of each reporting period.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(4)	At February 28, 2013 and 2014, the Company’s assets increased compared to the prior period as equity offerings closed in the respective quarters.

B)	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C)	Trend Information

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. On December 31, 2014 the Company closed a US$113.8 million financing. On December 9, 2014 the Company announced it had entered into a term sheet for a senior secured operating loan facility of up to US$40 million (the “Operating loan facility”). The Company may require additional capital in the future, through debt financing, by issuance of securities, or by a sale or partnering of project interests, in order to meet both its contractual and non-contractual project related expenditures.

D)	Related Party Transactions

Transactions with related parties are as follows:

(a)	During the three months ended November 30, 2014, $65 ($145 – November 30, 2013) was paid to independent directors for directors’ fees and services.

(b)

During the three months ended November 30, 2014, the Company accrued or received payments of $26 ($26 – November 30, 2013) from West Kirkland Mining Inc., a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $23 ($121 – November 30, 2013) due from West Kirkland.

(c)

During the three months ended November 30, 2014, the Company accrued or received payments of $Nil ($15 – November 30, 2013) from Nextraction Energy Corp., a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $206 ($185 – November 30, 2013) due from Nextraction.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

E)	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F)	Liquidity and Capital Resources

On December 9, 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of $165 million.

On December 9, 2014, the Company announced a bought deal financing for 207.6 million common shares of the Company at a price of US$0.53 per share. Including the partial exercise of an over-allotment option by the Agents, a total of 214.8 million shares were issued on closing resulting in gross proceeds of US$113.8 million

The net proceeds of the December 2014 financing, combined with the Company’s cash on hand, as well as the planned Operating Loan Facility, are expected to fully fund the remaining peak funding requirements for Project 1 as of November 30, 2014 of approximately US$159 million. First production is expected in Q4 of calendar 2015 and positive cash flow is expected in 2016. There is no guarantee, however, that the proceeds raised will be sufficient to complete Project 1.

Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

As at January 13, 2015, the Company held approximately $167 million in total cash on hand, which combined with the planned Operating Loan Facility is estimated to be sufficient to fund the estimated general, exploration and development operations of the Company for more than 12 months.

Accounts receivable at November 30, 2014 totaled $8.0 million (November 30, 2013 - $3.1 million) being comprised mainly of value added taxes refundable in South Africa. Accounts payable and accrued liabilities at November 30, 2014 totaled $26.9 million (November 30, 2013 - $18.1 million).

Apart from net interest earned on cash deposits and other sundry income during the period ended November 30, 2014 of $1.2 million (November 30, 2013 - $1.0 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At November 30, 2014 the Company had cash equivalents on hand of $65.2 million compared to $79.9 million at November 30, 2013 with the cash expenditures being largely funded by the December 2013 equity financing.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s contractual obligations as at November 30, 2014.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

Payments by period
	< 1	< 1 - 3	< 4 - 5		> 5
	years	years	years		years	Total
Lease obligations	$347	$1,543	$-	$	- $	3,007
ESKOM – power	7,429	-	-		-	7,429
Magalies water	9,617	-	-		-	9,617
Concentrator plant and surface infrastructure	25,753	-	-		-	25,753
Mining development	16,475	-	-		-	16,475
Mining equipment	10,575	-	-		-	10,575
Other	18,805	3,602	-		-	22,407
	$89,001	$5,145	$1,117	$	- $	95,263

The above contracts are subject to the following estimated break fees in the event of cancellation:

Concentrator plant and surface infrastructure	$14,270
Mining development	9,394
Mining equipment	3,920
Magalies water	1,590
Other property expenditures	13,971
$43,145

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

G)	Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At November 30, 2014, there were 551,312,842 common shares outstanding, 19,769,500 incentive stock options outstanding at exercise prices of $0.96 to $2.57. At January 13, 2014, there were 766,112,842 common shares outstanding and 19,769,500 incentive stock options outstanding. During the period ended November 30, 2014, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

3.	OUTLOOK

The Company’s key business objectives for calendar 2015 will be to continue with underground development and mine construction at Project 1 and to advance both the Waterberg JV Project and the Waterberg Extension Project. Development at Project 1 will continue to utilize a majority of the Company’s cash on hand until positive cash flow is achieved. First production at Project 1 is planned for Q4 of calendar 2015.

The Company plans to continue working on the Waterberg JV Project with its joint venture partners Mnombo and JOGMEC. A resource update is anticipated for the Waterberg JV in early 2015 and work is continuing at present toward the completion of a pre-feasibility study scheduled for Q2 of calendar 2015.

Exploration on the Waterberg JV project and the Waterberg Extension Project continues at present. An important objective for the Company is to determine the scale of the Waterberg deposit and to find the section of the Waterberg deposit with the greatest grade thickness near surface. The deposit remains open.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

During 2015 the Company will be engaging with our partners and other third parties at Waterberg to consider transactions that may provide funding for additional work. Our objective will be to keep the Waterberg projects advancing and on track through to and beyond the planned pre-feasibility study, while keeping the Company’s share of Waterberg expenditures modest. We will also be exploring financing alternatives for our BEE partners to become fully funded at both the WBJV Project 1 Platinum Mine and at Waterberg. Our objectives will be to maintain a 49.9% effective interest in the Waterberg Joint Venture and a majority effective interest in the Waterberg Extension.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF.

4.	CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2014.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on the Company’s best estimate of the final outcome of these matters.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2014

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

5.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the three months ended November 30, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

6.	OTHER INFORMATION

Additional information relating to the Company for the period ending November 30, 2014 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2014 together with the notes thereto as well as the Company’s 2014 Annual Information Form.

LIST OF DIRECTORS AND OFFICERS

a)	Directors:	b)	Officers:
	R. Michael Jones		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam		Frank R. Hallam (Chief Financial Officer and Secretary)
	Iain McLean		Peter C. Busse (Chief Operating Officer)
	Eric Carlson		Kris Begic (VP, Corporate Development)
Barry W. Smee
Timothy Marlow
Diana Walters